UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the period 1 January 2006 to 31 March 2006
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X     Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X
1
REVIEW FOR THE QUARTER ENDED 31 MARCH 2006
QUARTERLY HIGHLIGHTS
·
Higher gold price partially offsets weak quarter.
·
CONOPS implementation now completed.
·
Tshepong holes “spot on” with Phakisa mine on 66 level after 5 360m of development.
·
Surface operations shows the optionallity that exists in a rising gold environment.
·
Environmental Management Plan on Hidden Valley signed off by Government.
·
Australian hedge book reduced by 25 000 oz.
QUARTERLY FINANCIAL HIGHLIGHTS
31 March
31 December
2006
2005
Gold produced
– kg
17 464 20 316
– oz 561 477 653 171
Cash costs
– R/kg
92 914 83 154
– $/oz 470 396
Cash operating profit
– Rand
306 million 389 million
– US$ 50 million 60 million
Cash earnings
– SA cents per share
78 99
– US cents per share 13 15
Basic (loss)/earnings
– SA cents per share
(46) 6
– US cents per share (8) 1
Headline loss
– SA cents per share
(50) (75)
– US cents per share (8) (12)
Fully diluted (loss)/earnings
– SA cents per share
(46) 6
– US cents per share (8) 1

TABLE OF CONTENTS
Chief Executive’s Review – March 2006 3
Safety report 3
Past quarter under review 4
Focus on our growth projects remains 6
– Capital expenditure – investing in our future 6
– Cash position 8
Operational review 9
– Quarterly profit comparison for operations 9
– Leveraged operations 11
– SA surface operations (includes Kalgold) 11
Australian operations 13
Growth projects 15
Operating and financial results (Rand/metric) 22
Total operations – quarterly financial results (Rand/metric) 24
Total operations – year to date financial results (Rand/metric) 26
Abridged balance sheet (Rand) 28
Operating and financial results (US$/imperial) 29
Total operations – quarterly financial results (US$/imperial) 31
Total operations – year to date financial results (US$/imperial) 33
Abridged balance sheet (US$) 35
Condensed statement of changes in equity for the nine months ended 31 March 2006 36
Summarised cash flow statement for the nine months ended 31 March 2006 37
Summarised cash flow statement for the three months ended 31 March 2006 38
Reconciliation between cash operating profit and cash (utilised)/generated by operations –
period ended 31 March 2006
39
Notes to the results for the period ended 31 March 2006 40
Developmental results 43
Contact details 45

CHIEF EXECUTIVE’S REVIEW – MARCH 2006
“We have stuck to our growth strategy by continuing to invest in our growth projects which are progressing well. I believe that this puts our shareholders in a much better position to take advantage of the increase in the gold price, which has reached a 25-year high.”
SAFETY REPORT
Although the overall safety performance is still not acceptable to us as a company, there were a number of pockets of excellence that are worth mentioning. Merriespruit 3 achieved 2 million fatality free shifts after going for 7 years without any fatal accidents. Brand 3 shaft has also been running for the last 4.5 years without any fatalities. Masimong remains an excellent safety performer with a Lost Time Injury Frequency
Rate (LTIFR) of 8.86.
Safety achievements during this quarter:
Mine
Fatality free shifts achieved
Date
Merriespruit 3 Shaft 2 000 000 3 March 2006
Masimong 5 Shaft 1 000 000 18 March 2006
Tshepong 500 000 20 March 2006
Evander 7 Shaft 500 000 17 January 2006
Fatality injury rate (per million hours worked)
Note: Incorporation of Freegold and ARMgold during 2002.

The LTIFR increased by 4.3% from 17.27 in December 2005 to 18.02 in March 2006. At the same time the SLFR increased to 424 compared with 404 in December 2005, a regression of 5%.
Five employees lost their lives in five separate incidents during the past quarter at our South African operations. This is an improvement of 11% on our fatality rate compared with the previous quarter. We are proud to report that Harmony Australia had no fatalities or serious incidents during the period under review.
Our biggest problem still originates from unsafe behaviour by individuals and it is this segment that the company wants to give the correct attention. In order to re-energise the safety awareness in Harmony, the company has introduced the “Sindile Mosha” safety campaign, which is based on the “alertness” of the mongoose. Harmony still maintains that safety is a state of mind and believes that deep level mining operations can be executed safely, without loss of live or damage to equipment.
PAST QUARTER UNDER REVIEW
We have once again struggled to have the December break make less of an impact on our operational performance, but have not been successful and gold produced fell by 14%. Recovered grades were also down in the quarter. As stated during the December quarterlies, our Evander 7 shaft has hit a sill and at our
Elandsrand operations the reef and waste had to be combined until the new orepass system has been equipped. Both these areas are temporary problems and it is expected that they will return to normal recovery grades during the September quarter. We do not have a cost problem. Our lack of flexibility
(shortage of face length) manifests itself as a volume (tons) underperformance which reflects as high unit costs. Some of our grade underperformance also stems from our flexibility shortage.
The performance of the company is best highlighted in the following table:
March
December
Percentage
2006
2005
variance
Production – kg 17 464 20 316 (14)
Production – oz 561 477 653 171 (14)
Revenue –R/kg 110 399 102 333 8
Revenue –US$/oz 559 487 15
Cash cost – R/kg 92 914 83 154 (12)
Cash cost – US$/oz 470 396 (19)
Exchange rate – USDZAR 6.15 6.53 (6)
Although total operating costs were lower, unit cost in rand per ton and rand per kilogram costs went up from
R348/t to R363/t and R83,154/kg to R92,914/kg, respectively. On the revenue side the gold price received for the March quarter improved from R102,333 per kilogram during the December 2005 quarter to R110,399 per kilogram causing the drop in revenue in real terms to be only 7.2%.

Cash operating margins
March 2006
December 2005
Cash operating profit (Rm) 305,6 389,4
Cash operating profit margin 15,9% 18,7%
The March 2006 quarter’s results reflected a reduction in the operating profit of R83.8 million compared with the December 2005 quarter. This was mainly due to a reduction in gold ounces produced as a result of lower production volumes and grades as explained above.
Quarter on quarter cash operating profit variance
analysis
Cash operating profit – December 2005 R389,4 million
– volume reduction (R144,3) million
– working cost reduction R66,7 million
– recovery grade reduction (R147,6) million
– gold price increase R141,4 million
– net variance (R83,8) million
Cash operating profit – March 2006 R305,6 million
As can be seen from the above table our biggest problem existed as a result of the lower tonnage mined
(Christmas break impact) and the lower yields (operational constraints). Both these problems are temporary in nature and it is expected that we will regain a substantial portion of this lost ground during the June quarter. We are now in the territory where Harmony’s gearing is clearly evident as can be seen in the profitability despite the lower gold produced.
Analysis of earnings per share (SA cents)
Quarter ended
Quarter ended
Earnings per share (SA cents)
March 2006
December 2005
Cash earnings 78 99
Basic (loss)/earnings (46) 6
Headline loss (50) (75)
Fully diluted (loss)/earnings (46) 6
The net loss for the current quarter was R182 million (loss per share of 46 cents) compared with a net profit of R22 million (earnings per share of 6 cents) for the previous quarter. It should however be noted that the
December 2005 quarter’s net profit included the profit on the disposal of the remaining investment in
Gold Fields of R306 million. The current quarter’s results were mainly negatively affected in two areas, a lower operating profit associated with the lower gold ounces produced and secondly the negative mark-to-market of the Australian hedge book.
Reconciliation between basic and headline loss
Headline earnings in cents per share
Quarter ended March 2006
Basic loss (46)
Profit on sale of mining assets (4)
Headline loss (50)
Our cash earnings for the year to date total 207 cents per share.
FOCUS ON OUR GROWTH PROJECTS REMAINS
Despite the harsh financial and operating conditions encountered in the past year the company has remained focused on rebuilding its growth strategy. Accordingly expenditure on all of the local and international growth projects continued as planned. During the past quarter a total of R391 million was spent on capital. Of this,
R134 million was spent on our growth projects.
Capital expenditure (Rm)
Actual
Forecast
OPERATIONAL CAPEX
March 2006
June 2006
South African Operations 225 195
Australasian Operations 32 33
Total Operational Capex
257
228
PROJECT CAPEX
Doornkop South Reef 33 36
Elandsrand New Mine 35 43
Tshepong North Decline 13 24
Phakisa Shaft 22 56
Target Shaft 12 14
PNG 19 26
Total Project Capex
134
199
TOTAL CAPEX
391
427

Our focus to grow the company, with respect to ounces and quality, continues and has led to a unique pipeline of projects in South Africa and abroad. We continued as planned with all of our South African projects. At our Hidden Valley project in PNG, the construction of the road is now past the 60% mark and it is envisaged that the team will reach the base camp on the mine by the end of June 2006. The construction of our Hidden Valley Mine in PNG is well on track and we believe that it will demonstrate to our shareholders our ability to also build mines internationally.
This graph indicates our growth profile over the next few years.
There are two unique aspects to note on the graph. Firstly Harmony has a significant growth profile over the next few years and secondly the quality of our asset base improves over time as can be seen from the actual underground recovery grades.

Cash position
Harmony Group cash reconciliation for March 2006
Cash and equivalents on 31 December 2005 (R’million)
2 914.4
Operational
(51.2)
Operating profit 305.6
Capex – net (231.1)
Development cost capitalised (160.2)
Corporate/exploration expenditure (26.7)
Care and maintenance costs (29.4)
Interest paid (96.1)
Movement in working capital excluding accrued liabilities 80.3
Movement in accrued liabilities 7.4
Other items 98.9
Non operational
(1 082.0)
Net sundry revenue 76.5
Foreign exchange losses (1.1)
Shares issued – net of expenses 12.2
Australian hedge close outs (62.6)
SARS payments (5.2)
Payment BOE loan (ARMgold) (89.6)
RMB loan raised 1 000.0
Investment in Western Areas (2 012.2)
Cash and equivalents on 31 March 2006
1 781.2
During the past quarter our cash balance decreased from R2 914 million to R1 781 million. The breakdown shows an operating contribution of R305.6 million being offset by R356.8 million spent on Capex, corporate overheads, exploration, financing charges and working capital movements. A R1 000 million loan raised by
RMB partially financed the acquisition of our investment in Western Areas at a total cost of R2 012.2 million.

OPERATIONAL REVIEW
Operational highlights were as follows:
– Tshepong holed correctly with Phakisa mine on 66 level after 5 360m of development.
– CONOPS implementation at Masimong 5 was completed at the end of the quarter.
– The North shaft at Joel Mine was commissioned in March 2006.
– On Kalgold a new contract has been awarded for the mining operation.
Quarterly profit comparison for operations
WORKING PROFIT (Rm)
VARIANCES (Rm)
December
March
OPERATION
2005
2006
Variance
Volume
Grade
Price
Costs
South African operations
Quality ounces 263.7 245.7 (18.0) (32.4) (63.9) 69.9 8.4
Growth ounces (2.5) (21.0) (18.5) 17.9 (44.1) 11.7 (4.0)
Leverage ounces 76.0 36.2 (39.8) (98.6) (15.2) 38.2 35.8
Surface operations 10.9 13.0 2.1 (15.5) (0.7) 6.0 12.3
Australasian operations
41.3 31.7 (9.6) (4.5) (33.6) 15.8 12.7
Total Harmony
389.4
305.6
(83.8)
(133.1)
(157.5)
141.6
65.2
Quality operations
Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein’s Cooke Shafts
March 2006
December 2005
U/g tons milled (’000) 1 522 1 574
U/g recovery grade (g/t) 5,69 6,10
U/g kilograms produced    (kg) 8 661 9 604
U/g working costs (R/kg) 81 886 74 725
U/g working costs (R/t) 466 456
Underground tons decreased by 3.3% to 1 522 million tons during the quarter whilst recovery grades decreased by 6.7% to 5.69 g/t. The combined effect of this was an 9.8% decrease in gold production to
8 661kg. Although real cost went down by 1.2% or R8.4 million, unit working costs in R/kg terms increased by 9.6% bringing the cost of production to R81 886/kg. This gave our Quality Operations a profit margin of
25.7% taking the average gold price received of R110 253. As a result of the decrease in volumes and grades, the operating profit dropped by 6.8% to R245.7 million compared with a profit of R263.7 million in the previous quarter.

Target Mine
The termination of the SMC equipment maintenance contract at Target mine was completed in December
2005. During the quarter the mine improved its flexibility by opening up more attacking points in the ore body. Tons mined subsequently improved by 22% to 203 000 tons whilst recovery grades remained constant.
Unit costs in R/kg terms came down by 17.5% to R71 831/kg.
Tshepong Mine
Production tons dropped by 5% whilst the recovery grades remained fairly stable. The Continuous Operations
(CONOPS) crews are settling in well and it is expected that the productivity initiatives will flow through to much better production volumes.
Masimong Mine
The implementation of CONOPS was completed towards the end of the March quarter and we are looking forward to the impact that this will bring on Masimong’s profitability.
Evander
As predicted last quarter, volumes decreased by 5.5% from 402 000 tons to 380 000 tons. This was mainly due to the sill intrusion at Evander 7 shaft, which resulted in a 22.5% decrease in gold production from
2 524 kg to 1 956 kg.
Randfontein operations
In Randfontein tons milled were down 10% from 362 000 tons to 325 000 tons. Recovery grades also went down which led to a decrease of 16.5% in gold production to 1 763 kg.
Cooke 1 shaft is entering the last phase of its economic lifespan. The E8 conventional mining is largely depleted. Most of the reserves on this shaft now exist in the UE1A pillars, which is slow pillar mining.
Production will therefore only continue in the remaining high grade pillars as well as vacuum reclamation mining. The planned production tonnage will reduce from 51,000 tons per month to 36,000 tons per month
(–30%). However kilograms produced should only reduce by 13% due to mining shifting to the higher grade pillar areas. The shaft should be able to sustain this level of production for the next 18 months.
On Cooke 3 the fast tracking of the 128 South Project has been progressing well. This should result in a tonnage build up from 50,000 tons/m to 70,000 tons/m which we should start to see in May 2006.

Leveraged Operations
Shafts included under this section are Bambanani, Joel, West Shaft, St Helena 8, Harmony 2, Merriespruit 1
and 3 Shafts, Unisel and Brand 3 Shaft and Orkney 2 and 4 Shafts.
March 2006
December 2005
U/g tons milled (’000) 1 055 1 252
U/g recovery grade (g/t) 4,74 4,88
U/g kilograms produced    (kg) 4 996 6 113
U/g working costs (R/kg) 102 857 90 074
U/g working costs (R/t) 487 440
Volumes decreased by 15.7% to 1 055 tons and the recovery grade decreased by 3% to 4.74g/t. This led to gold production being down by 18.3% to 4 996 kg. Although real cost went down by 6.7% or
R36,7 million, unit cost in R/kg terms increased by 14.2% to R102 857, which led to a profit margin of 6.6%.
The North shaft project at Joel Mine was completed during the quarter. This will create two more operating levels at Joel to ensure that we can maintain and improve volumes to 50 000 tons/m in the next six months.
We are proud to report that the Orkney 2 Shaft pillar is now mined out and that this was achieved without any serious accidents taking place.
SA Surface Operations (includes Kalgold)
March 2006
December 2005
Surface tons milled (’000) 783 938
Surface recovery grade (g/t) 0,98 0,99
Kilograms produced (kg) 766 926
Working costs (R/kg) 92 535 89 849
Working costs (R/t) 91 89
Volume from surface sources decreased by 16.6% to 783 million tons during the quarter, whilst recovery grades stayed constant at 0.98g/t as a result gold produced dropped to 766 kg. Cash operating cost went down by 14.8% or R12 318 million, unit working cost in R/kg terms went up by 3% to R92 535/kg. This gave our surface operations a profit margin of 15.5%, taking with the average gold price received of R109 516. Our surface operations had an operating profit of R13 million compared with R10.9 million in the December quarter, an improvement of 19.2%.

Kalgold
Tonnage treated reduced by 8.5% for the quarter partly as a result of the failure of a leach tank which was off line for two weeks. The current mining contractor gave notice at the end of the previous quarter which necessitated a change in the mining contract. The new contract has been awarded to AL’s project (a division of the AL’s group). The change will be done in a phased approach and has already started.
Grades reduced by 33.4% for the quarter mainly due to the lower tonnages treated from D-Zone pit. Mining of the 4th step back will continue for the next two quarters. During this period grades will remain low as the plant will mainly be fed from low grade strategic ore.

AUSTRALIAN OPERATIONS
Highlights
·
Seismic event negatively affected underground production at Mt Magnet.
·
Further drilling of the Shirl deposit at South Kal Mines delineates an initial open pit reserve.
·
Conversion from diesel to gas at the Mt Magnet power station has been completed.
·
Hedge book reduced by 25 000 ounces.
·
Burnside JV sale in Northern Territory completed with all conditions precedent met.
·
Hidden Valley EMP accepted by the government.
March 2006
December 2005
Tons milled
(‘000)
763
781
Recovery grade
(g/t)
2,02
2,45
Kilograms produced
(kg)
1 543
1 917
Working costs
(R/kg)
91 876
80 820
Working costs
(R/t)
186
198
The Australian operations generated an operating profit of A$7 million in the current quarter compared to
A$8.5 million in the previous quarter.
During the quarter 25,000 ounces of hedged forward positions were closed out at a cost of A$14 million.
These out of the money hedge positions were inherited with the acquisition of Hill 50 Gold NL and have an average strike price of A$515. The negative mark to market valuation of the outstanding hedge commitments at quarter end amounted to A$148 million, based on an A$ spot price of A$821/oz. During the June quarter an additional 75,000 ounces of hedged positions will come up for closure. A strategy will be implemented to mitigate the potential close out cost, which at current prices will amount to A$23 million.

Mount Magnet
Mt Magnet operations produced 34 204 ounces of gold in the March quarter from the milling of 430 164 tons of ore, compared with the production of 38 394 ounces of gold and the milling of 443 290 tons of ore in the
December quarter. This resulted in a cash operating profit of A$6.8 million for the site in the current quarter compared with A$5.4 million in the previous quarter. The improved financial performance was directly related to the gold price, which increased by 18% quarter on quarter.
Underground production amounted to 21 861 ounces in the current quarter compared with 21 647 ounces in the December quarter, from the milling of 129 590 underground tons at 5.25 g/t compared with
104 108 tons milled in the previous quarter at 6.47 g/t. The increased tonnage was directly attributable to the St George underground mine, which is now fully operational. Production from St George partially offset the significant impact that a seismic event had on production from the Hill 50 underground mine.
The conversion of the diesel power station to gas was completed during the quarter, with capital spend on the project being paid back within two months as a result of savings on diesel costs.
South Kal Mines
The operation produced 15 395 ounces of gold in the quarter compared with 23 239 ounces in the December quarter from the milling of 332 669 tons of ore. The production profile of this site has been severely affected by production factors at Mt Marion underground. Ground stability problems due to increased stress levels within the lower stope access drives at Mt Marion continued to affect underground ore production. Tonnage from underground was 65 961 tons at 4.54 g/t compared with the previous quarter’s production of
103 430 tons at 4.21 g/t. The site showed a cash operating profit for the quarter of A$0.1 million compared with A$3.1 million in the December quarter.
Reverse circulation development drilling continued during the quarter on the Shirl prospect located on
Location 59. The grade tenor and width of intercepts continues to impress with results including;
06BSRC082 18m @ 7.3 g/t Au from 31m
06BSRC094 10m @ 8.1 g/t Au from 68m
06BSRC099 8m @ 10.0 g/t Au from 100m
06BSRC100 13m @ 7.3 g/t Au from 79m
06BSRC108 22m @ 13.4 g/t Au from 16m
06BSDD006 21m @ 8.3 g/t Au from 220m
06BSDD005 12m @ 6.0 g/t Au from 255m
06BSRC127 15m @ 12.6 g/t Au from 114m
The resource remains open at depths below the intercepts including 21m @ 8.3 g/t Au from 220m. Data suggests a northerly plunge to the high grade mineralisation, and strike of the high grade main lode is increasing at depth. Drilling to test the plunge extensions is planned.
Initial resource estimation, optimisation and pit design studies have delineated an initial open pit reserve estimate of 250,000 tons at 4.8 g/t for approximately 37 000 ounces. An estimated life of mine (LOM) of around nine to 12 months is expected. It will be ready for production within the first quarter of the new financial year. A final open pit design and financial analysis is expected to be available by the end of April with preliminary studies indicating a cash operating cost of around AU$400 per ounce. A drill programme to finalise some design and geological modelling parameters is to be completed in May with a possible commencement of mining after the completion of the Shirl pit mid-2007.

Production from Shirl will go towards replacing the expected shortfall in production ounces from Mt Marion.
An additional 3,000 ounces per quarter is expected to be added to the current ounce profile during the early development stages of the pit.
AUSTRALIA –OTHER PROJECTS
All conditions precedent for the disposal of the Burnside Joint Venture were met on 30 March 2006 and the sale of the project became effective then. The first payment of A$4 million in cash as well A$5 million dollars worth of shares in GBS Gold International Inc was received at quarter-end, with the remainder to follow as per the payment schedule in October 2006 and October 2007.
GROWTH PROJECTS
Growth projects production performance (Elandsrand, Doornkop and Phakisa)
March 2006
December 2005
U/g tons milled (’000) 343 312
U/g recovery grade (g/t) 4,37 5,63
U/g kilograms produced    (kg) 1 498 1 756
U/g working costs (R/kg) 124 774 104 188
U/g working costs (R/t) 545 586
The Company remained focused on rebuilding its growth strategy. Good progress continues to be made at our Phakisa, Doornkop South reef, Tshepong sub-66 decline, Elandsrand New mine and Masimong projects locally. During the past quarter R115 million was spent on capital projects and the forecast for the June quarter amounts to R173 million.
The details of the local capital projects are discussed under the various project specific sections.
Doornkop South Reef Capital Project
Project Overview
Station development continued on 202, 207 and 212 levels, with preparations underway to start up station work on 205 level as well. 184m or 3 102 cubic metres were mined in this area during the period under review. Access development continues with a total of 138m advanced on 192 and 197 levels. The travelling way position to the 1st raise has also been reached on 197 level.
Shaft sinking operations went well with 107.1 metres being sunk, lined and equipped since December, in the area below 132 level. The rate of sinking has been increasing steadily with 40,4 metres advanced in the last month alone.
Sliping of the shaft to it’s final diameter continued from 197 level for a distance of 150 metres. It has now reached the final level on 212 level where station-cutting operations are underway. Shaft sinking resumed from 212 level in April 2006. It is planned that the remaining 40 metres below 212 level will be sliped to final diameter before the sinking operation above reaches 192 level.
The updated schedule provides for the main shaft to be partially commissioned by December 2006.

Annual Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk 13 98 114 106 331
Forecast 36 183 167 124 64 54 628
Total 13 98 114 142 183 167 124 64 54 959
Elandsrand Project
Project Overview
During this quarter the sinking and equipping of the No. 2 Service shaft progressed to 18m past 102 level.
The station on 102 level was also equipped. The crane gantry was commissioned towards the end March and will now assist with the mechanical installations in the 115 level pump station (pipes and pumps). The
115 level main electrical sub-station was developed during the quarter and the civil work will be started in
April. The 92 level turbine dam (diameter 14 metres) is currently 4 metres down from 92 level. The reef ore pass system has been plugged on 100 level. This means that the entire mine’s reef can now be hoisted from
115 level. The plugging of the waste system is planned for May 2006. The sliping of the No. 3 Service shaft headgear is nearing completion and the rope raise will be finished in June 2006.

Access Development
The progress on 109 and 113 levels has been good during the past quarter. The table below shows the linear metres developed for the quarter.
January
February
March
Total
109 Hlge
63.4 40.6 73.0 177.0
109 RAW
74.3 67.4 49.7 191.4
113 Hlge
62.5 51.7 68.6 182.8
113 RAW
56.8 84.3 72.1 213.2
Annual capital expenditure profile
Table (Rm)
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Total
Actual Sunk
36 107 106 105 96 94 544
Forecast
33 127 67 23 4 254
Total
36 107 106 105 96 127 127 67 23 4 798
TSHEPONG – SUB 66 DECLINE PROJECT
Project Overview
A total of 5 008.2m of 6 281m development has been completed for the project to date. Despite severe ground conditions in the chairlift decline, which required secondary support, the team managed to develop a total of 889m for the quarter. The planned development rate has been adjusted to take poor ground conditions into consideration and extra time has been allowed for additional support.
Capital Expenditure Profile
Table (Rm)
2003
2004
2005
2006
2007
2008
Total
Actual Sunk
32.8 66.6 40.6 38.0 178
Forecast
17.4 55.0 29.9 102.3
Total
32.8 66.6 40.6 55.4 55.0 29.9 280.3
The capital expenditure has been reduced from R80.6 m to R55.4 m for this year. The main reasons for this reduction are as a result of:
– Slower build up of equipment for new levels.
– Slower development rates due to decline layout changes as a result of poor ground conditions.
– Tight budget controls on major engineering items and maintenance.

Other facts
(a) Date of first production: August 2006.
(b) Monthly production volumes at full production: 48 560 t/month.
(c) Average recovery grade at full production: 7.21 g/t.
MASIMONG PROJECT’S
Project overview
A total of R8.2 million was spent during the quarter and 1 193m of capital development was completed. This was 872m below plan. The main reason for this underperformance was as a result of:
·
The 1550 incline project had to be put on hold due to skills shortages on the labour side. The correct skills have subsequently been sourced and will be in position for the new quarter.
·
Sealing operations of the fissure water on 1810 level is still continuing. It is envisaged that development in this area will only commence again during May 2006.
·
Environmental constraints on 1750W and 2010W caused the team to stop mining in this area. The team is currently busy developing an airway from Masimong 4 shaft to establish through ventilation on
2010 level, which should eliminate the problem completely.
Annual Capital Expenditure profile
Table (Rm)
2001
2002
2003
2004
2005
2006
Total
Actual Sunk
26.4
38.7
24.5
21.1
20.9
131.6
Forecast
10.8
49.0
59.8
Total
26.4
38.7
24.5
21.1
31.7
49.0
191.4
Other facts
(a) Date of First production: Already in production.
(b) Monthly Production volumes at full production: 128 000 t/month.
(c) Average recovery grade at full production levels: 5.5 g/t.
HIDDEN VALLEY PROJECT
Access Road Update
Pioneering has progressed to the 24.4 km mark. Progress slowed in the later stages of the quarter as pioneering was being conducted in some of the more difficult sections of terrain encountered on the access road and also due to higher than normal rainfall events. Bulk out progressed to the 23.3km mark. Drainage has been increased in areas identified during heavy rainfall as having drainage problems.
Costs remain under budget and on target project to date.

Site Geological Update
A resource definition/grade control auger drilling programme commenced at the Hamata deposit during the quarter. To date eight holes have been completed and 120m of core has been recovered. Progress has been slow due to a shortfall of equipment which is currently being redesigned and modified. The programme is designed to better understand the near surface ore waste boundaries for mine scheduling and TSF construction activities.
EPCM Engineer
Discussions are progressing well with an EPCM Company with whom we have entered into exclusive negotiations for the provision of EPCM services for the Hidden Valley project. These discussions also include the expansion of the scope of work for the EPCM engineer to supervise engineering, procurement and construction management of the civil works (roads and bulk earthworks). This will enable a more streamlined process and reduce the influence of boundaries of scope works. The result of this change is to improve the construction efficiency and increase the certainty in the implementation schedule.
Environment
The Environment Management Plan submitted on 22 November 2005 has been approved. This approval was required prior to any construction or mining activities being undertaken on the mining lease. Work continues on baseline and monitoring of operations.
Community Affairs/Landowner Discussions
Meetings were held in Lae during the quarter with various land owner representative groups as well as officials from the provincial and national government where concerns were raised by both parties about the company’s compliance with the Memorandum of Agreement. These meetings resolved the concerns raised, but did highlight the fact that the company will have to be proactive in its dealings with landowners.
WAFI/GOLPU PRE-FEASIBILITY STUDY
Geology and assay results
Assay results for the first two holes in the geotechnical program show wide, high grade intercepts, suggesting that the resource may be increased when remodelled. Results obtained were:
WR205: 549m @ 1.6% Cu and 0.6 g/t Au from 127.8m.
WR206: 507m @ 1.5% Cu and 0.5 g/t Au from 173m.
Potential increases in the Golpu copper resources are particularly exciting, with copper prices at record highs, exceeding US$2.50 per pound. Initial scoping studies for Golpu, which recommended advancement of the project to feasibility stage, were completed at US$0.90 and US$1.40 per pound. The current bult copper market adds significant value to the Golpu copper/gold project.
Remodelling of Wafi Gold A, B, and Link Zones is in progress. Remodelling includes the most recent drilling results and is focused on development of a model with practical mining requirements accounted for.

New drill holes relative to existing ore body model
Engineering and mining studies
Process establishment and an engineering contract has been awarded to Aker Kvaerner. Aker Kvaerner will commence work at the start of the next quarter, firstly assisting with the design and management of metallurgical test work programmes, and later undertaking engineering and process design and costing responsibilities. This is a major milestone in the development of the Wafi project.
SRK Consultants commenced scoping level studies for the Link Zone and non-refractory gold resources identified at Wafi. Should positive results be achieved, both of these projects will be advanced to pre-
feasibility level in parallel with the Golpu copper/gold project.

Initial work on the non refractory gold deposits was encouraging, identifying indicated and inferred reserves of 16.3 million tons at 1.87 g/t.
Environment and External Relations
Water monitoring and environmental drilling permits were issued for EL440 (all pre-feasibility drilling work is contained on this lease). All permits required for completion of the study are held by the company.
Key permitting, social mapping and community relations consultants have agreed to provide their services at
Wafi. All consultants have extensive PNG mining project experience and are recognised as the leaders in the country. This step is considered as critical in the advancement of Wafi. The project has a history of difficult traditional land owner issues (which have always been able to be resolved) however addressing as many issues as possible, as early as possible, will minimise any potential impact on the project.
Activities for the next quarter
Work to be completed in the next quarter will include:
– Continuation of drilling at Golpu using two drill rigs;
– Selection and commencement of additional metallurgical test work;
– Update of Golpu geological model;
– Commencement of waste and ore characterisation for environmental study purposes;
– Advancement of non-refractory gold and Link Zone scoping studies, with a view to requesting approval to proceed to pre-feasibility by August 2006;
– Preliminary visits to flat land of the Watut valley for the purpose of identification of plant, infrastructure and tailings dam sites;
– Continuation of dialogue with Yanta, Hengambu and Babwaf people to ensure continued support of the project.

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
(unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub-total
Ore milled – t’000
Mar-06
1 522
343
1 055
2 920
Dec-05 1 574 312 1 252 3 138
Gold produced – kg
Mar-06
8 661
1 498
4 996
15 155
Dec-05 9 604 1 756 6 113 17 473
Yield – g/t
Mar-06
5.69
4.37
4.74
5.19
Dec-05 6.10 5.63 4.88 5.57
Cash operating costs – R/kg
Mar-06
81 886
124 774
102 857
93 040
Dec-05 74 725 104 188 90 074 83 057
Cash operating costs – R/t
Mar-06
466
545
487
483
Dec-05 456 586 440 462
Working revenue (R’000)
Mar-06
954 903
165 919
550 139
1 670 961
Dec-05 981 335 180 504 626 599 1 788 438
Cash operating costs (R’000)
Mar-06
709 214
186 912
513 873
1 409 999
Dec-05 717 658 182 954 550 621 1 451 233
Cash operating profit (R’000)
Mar-06
245 689
(20 993)
36 266
260 962
Dec-05 263 677 (2 450) 75 978 337 205
Capital expenditure (R’000)
Mar-06
145 579
127 022
67 254
339 855
Dec-05 148 711 135 214 59 391 343 316
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2
and 4

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
(unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Mar-06
783
3 703
763
4 466
Dec-05 938 4 076 781 4 857
Gold produced – kg
Mar-06
766
15 921
1 543
17 464
Dec-05 926 18 399 1 917 20 316
Yield – g/t
Mar-06
0.98
4.30
2.02
3.91
Dec-05 0.99 4.51 2.45 4.18
Cash operating costs – R/kg
Mar-06
92 535
93 014
91 876
92 914
Dec-05 89 849 83 398 80 820 83 154
Cash operating costs – R/t
Mar-06
91
400
186
363
Dec-05 89 376 198 348
Working revenue (R’000)
Mar-06
83 889
1 754 850
173 421
1 928 271
Dec-05 94 098 1 882 536 196 270 2 078 806
Cash operating costs (R’000)
Mar-06
70 882
1 480 881
141 764
1 622 645
Dec-05 83 200 1 534 433 154 931 1 689 364
Cash operating profit (R’000)
Mar-06
13 007
273 969
31 657
305 626
Dec-05 10 898 348 103 41 339 389 442
Capital expenditure (R’000)
Mar-06
785
360 640
50 586
391 226
Dec-05 304 343 620 105 103 448 723

TOTAL OPERATIONS – QUARTERLY FINANCIAL
RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended     Quarter ended
31 March
31 December 31 March
2006
2005 2005
(restated)
Ore milled t’000
4 466
4 857 5 463
Gold produced kg
17 464
20 316 21 126
Gold price received R/kg
110 399
102 333 83 273
Cash operating costs R/kg
92 914
83 154 79 333
R million
R million R million
Revenue
1 928
2 079 1 759
Cash operating costs (1)
1 622
1 690 1 676
Cash operating profit
306
389 83
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(1)
(270)
(249) (246)
Corporate, administration and other expenditure
(6)
(72) (46)
Provision for rehabilitation costs
(1)
(2) (14)
Operating profit/(loss)
29
66 (223)
Amortisation and depreciation other than mining
properties, mine development costs and mine plant facilities
(17)
(10) (10)
Employment termination and restructuring costs
–
(15) (142)
Care and maintenance costs
(30)
(27) (29)
Share based compensation
(30)
(30) (19)
Exploration expenditure
(21)
(32) (13)
Profit on sale of investment in Gold Fields
–
306 –
Mark-to-market of listed investments
22
22 –
Interest paid
(96)
(98) (96)
Interest received
71
48 24
Other expenses income/(expenses) – net
5
6 (15)
(Loss)/gain on financial instruments
(260)
(183) 51
(Loss)/gain on foreign exchange
(1)
(21) 21
Loss on sale of listed investments and subsidiaries
–
(1) (111)
Impairment of fixed assets
–
– (1 513)
(Loss)/profit before tax
(328)
31 (2 075)
Current tax – (expense)
(1)
(4) (5)
Deferred tax – benefit/(expense) (1)
147
(5) 428
Net (loss)/profit
(182)
22 (1 652)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:
– Cash operating costs – decrease
160
161 138
– Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(88)
(75) (59)
– Deferred tax – expense
(16)
(18) (15)
– Net effect of change in accounting policy
56
68 64
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL
RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended     Quarter ended
31 March
30 December 31 March
2006
2005 2005
(restated)
Loss per share – cents*
– Basic earnings/(loss)
(46)
6 (420)
– Headline loss
(50)
(75) (96)
– Fully diluted earnings/(loss)** ***
(46)
6 (420)
Dividends per share – (cents)
–
Interim
–
– –
– Proposed final
–
– –
* Calculated on weighted average number of shares in issue at quarter end March 2006: 393.4 million
(December 2005: 392.7 million) ( March 2005: 393.2 million).
** Calculated on weighted average number of diluted shares in issue at quarter end March 2006: 400.5 million
(December 2005: 398.5 million) (March 2005: 392.9 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net (loss)/profit
(182)
22 (1 652)
Adjustments:
– Profit on sale of assets
(13)
(12) (18)
– Loss on sale of ARM Ltd – net of tax
–
– 111
– Loss on disposal of Sangold investment
–
1 –
– Profit on disposal of investment in Gold Fields
–
(306) –
– Impairment of fixed assets – net of tax
–
– 1 182
Headline loss
(195)
(295) (377)

TOTAL OPERATIONS – YEAR TO DATE
FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 March
31 March
2006
2005
(restated)
Ore milled t’000
13 923
17 943
Gold produced kg
56 999
71 552
Gold price received R/kg
101 282
83 450
Cash operating costs R/kg
87 019
73 751
R million
R million
Revenue
5 773
5 971
Cash operating costs (1)
4 960
5 277
Cash operating profit
813
694
Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(1)
(763)
(799)
Corporate, administration and other expenditure
(134)
(125)
Provision for rehabilitation costs
(6)
(42)
Operating loss
(90)
(272)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(38)
(25)
Employment termination and restructuring costs
86
(322)
Care and maintenance costs
(145)
(112)
Share based compensation
(93)
(49)
Exploration expenditure
(71)
(57)
Profit on sale of investment in Gold Fields
306
–
Mark-to-market of listed investments
65
–
Interest paid
(290)
(300)
Interest received
171
87
Other expenses – net
(9)
(30)
(Loss)/gain on financial instruments
(558)
23
(Loss)/gain on foreign exchange
(2)
34
Loss on sale of listed investments and subsidiaries
(1)
–
Profit on Australian-listed investments
–
4
Loss on sale of listed investments and subsidiaries
–
(111)
Impairment of fixed assets
–
(1 513)
Loss before tax
(669)
(2 643)
Current tax – (expense)/benefit
(5)
34
Deferred tax – benefit (1)
190
474
Net loss
(484)
(2 135)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:
– Cash operating costs – decrease
455
453
– Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(234)
(172)
– Deferred tax – expense
(46)
(53)
– Net effect of change in accounting policy
175
228
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE
FINANCIAL RESULTS
(Rand/metric) (unaudited)
Year to date
Year to date
31 March
31 March
2006
2005
(restated)
Loss per share – cents*
– Basic loss
(123)
(605)
– Headline loss
(211)
(255)
– Fully diluted loss** ***
(123)
(605)
Dividends per share – (cents)
– Interim
–
–
– Proposed final
–
–
* Calculated on weighted average number of shares in issue for 9 months to March 2006: 392.9 million
(March 2005: 352.7 million).
** Calculated on weighted average number of diluted shares in issue for 9 months to March 2006: 398.1 million
(March 2005: 352.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(484)
(2 135)
Adjustments:
– Profit on sale of assets
(40)
(52)
– Profit on Australian listed investments
–
(4)
– Loss on sale of ARM ltd – net of tax
–
111
– Loss on disposal of Sangold investment
1
–
– Profit on disposal of investment in Gold Fields
(306)
–
– Impairment of fixed assets – net of tax
–
1 182
Headline loss
(829)
(898)

ABRIDGED BALANCE SHEET AT 31 MARCH 2006
(Rand)
At 31 March
At 31 December At 31 March
2006
2005 2005
R million
R million R million
(Unaudited)
(Unaudited) (Unaudited)
(restated)
ASSETS
Non-current assets
Property, plant and equipment
22 628
22 735 22 267
Intangible assets
2 268
2 268 2 268
Investments
2 259
2 191 6 531
Investments in associates
2 012
– –
29 167
27 194
31 066
Current assets
Inventories
593
560 571
Receivables
775
744 614
Income and mining taxes
28
24 18
Cash and cash equivalents
1 781
2 914 (233)
3 177
4 242
970
Total assets
32 344
31 436
32 036
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
25 702
25 689 25 512
Fair value and other reserves
(791)
(717) (1 501)
Deferred share-based compensation
(156)
(185) (110)
Accumulated loss
(1 895)
(1 708) (430)
22 860
23 079
23 471
Non-current liabilities
Long-term borrowings
2 549
2 506 2 944
Net deferred taxation liabilities
1 963
2 122 2 369
Net deferred financial liabilities
679
498 452
Long-term provisions
943
943 847
6 134
6 069
6 612
Current liabilities
Accounts payables
1 035
892 997
Accrued liabilities
316
309 340
Short-term portion of long-term borrowings
1 981
1 079 607
Shareholders for dividends
18
8 9
3 350
2 288
1 953
Total equity and liabilities
32 344
31 436
32 036
Number of ordinary shares in issue
394 369 190
394 161 367
393 231 894
Net asset value per share (cents)
5 797
5 853
5 969
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
(unaudited)
Underground production – South Africa
Leve-
Quality
Growth
raged
Ounces
Projects
Ounces
Sub total
Ore milled – t’000
Mar-06
1 678
378
1 163
3 219
Dec-05 1 736 344 1 381 3 461
Gold produced – oz
Mar-06
278 456
48 162
160 624
487 242
Dec-05 308 774 56 456 196 537 561 767
Yield – oz/t
Mar-06
0.17
0.13
0.14
0.15
Dec-05 0.18 0.16 0.14 0.16
Cash operating costs – $/oz
Mar-06
414
631
520
471
Dec-05 356 496 429 396
Cash operating costs – $/t
Mar-06
69
80
72
71
Dec-05 63 81 61 64
Working revenue ($’000)
Mar-06
155 299
26 984
89 471
271 754
Dec-05 150 267 27 640 95 948 273 855
Cash operating costs ($’000)
Mar-06
115 342
30 398
83 573
229 313
Dec-05 109 892 28 015 84 314 222 221
Cash operating profit ($’000)
Mar-06
39 957
(3 414)
5 898
42 441
Dec-05 40 375 (375) 11 634 51 634
Capital expenditure ($’000)
Mar-06
23 676
20 658
10 938
55 272
Dec-05 22 771 20 705 9 094 52 570
Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong
Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft,
Tshepong Decline Project
Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
(unaudited)
South Africa
South Africa
Australia
Harmony
Surface
Total
Total
Total
Ore milled – t’000
Mar-06
863
4 082
841
4 923
Dec-05 1 034 4 495 861 5 356
Gold produced – oz
Mar-06
24 627
511 869
49 608
561 477
Dec-05 29 771 591 538 61 633 653 171
Yield – oz/t
Mar-06
0.03
0.13
0.06
0.11
Dec-05 0.03 0.13 0.07 0.12
Cash operating costs – $/oz
Mar-06
468
471
465
470
Dec-05 428 397 385 396
Cash operating costs – $/t
Mar-06
13
59
27
54
Dec-05 12 52 28 48
Working revenue ($’000)
Mar-06
13 643
285 397
28 204
313 601
Dec-05 14 409 288 264 30 054 318 318
Cash operating costs ($’000)
Mar-06
11 528
240 841
23 056
263 897
Dec-05 12 740 234 961 23 724 258 685
Cash operating profit ($’000)
Mar-06
2 115
44 556
5 148
49 704
Dec-05 1 669 53 303 6 330 59 633
Capital expenditure ($’000)
Mar-06
128
55 400
8 227
63 627
Dec-05 47 52 617 16 094 68 711

TOTAL OPERATIONS – QUARTERLY FINANCIAL
RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended    Quarter ended
31 March
31 December 31 March
2006
2005 2005
(restated)
Ore milled t’000
4 923
5 356 6 024
Gold produced oz
561 477
653 171 679 251
Gold price received $/oz
559
487 431
Cash operating costs $/oz
470
396 411
$ million
$ million $ million
Revenue
314
318 293
Cash operating costs (1)
264
259 279
Cash operating profit
50
59 14
Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(1)
(44)
(38) (41)
Corporate, administration and other expenditure
(1)
(11) (8)
Provision for rehabilitation costs
–
– (2)
Operating profit/(loss)
5
10 (37)
Amortisation and depreciation other than mining
properties, mine development costs and mine plant facilities
(3)
(2) (2)
Employment termination and restructuring costs
–
(2) (24)
Care and maintenance costs
(5)
(4) (5)
Share based compensation
(5)
(5) (3)
Exploration expenditure
(3)
(5) (2)
Profit on sale of investment in Gold Fields
–
47 –
Mark-to-market of listed investments
4
3 –
Interest paid
(16)
(15) (16)
Interest received
12
7 4
Other expenses income/(expenses)- net
1
1 (3)
(Loss)/profit on financial instruments
(42)
(28) 9
(Loss)/gain on foreign exchange
–
(3) 4
Loss on sale of listed investments and subsidiaries
–
– (19)
Impairment of fixed assets
–
– (252)
(Loss)/profit before tax
(52)
4 (346)
Current tax – expense
–
(1) (1)
Deferred tax – benefit/(expense) (1)
24
(1) 71
Net (loss)/profit
(28)
2 (276)
(1) The change in accounting policy on capitalisation of
mine development costs had the following effect:
– Cash operating costs – decrease
26
25 23
– Amortisation and depreciation of mining properties,
mine development costs and mine plant facilities
(14)
(11) (10)
– Deferred tax – expense
(3)
(3) (3)
– Net effect of change in accounting policy
9
11 10
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL
RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended    Quarter ended
31 March
31 December 31 March
2006
2005 2005
(restated)
Loss per share – cents*
– Basic earnings/(loss)
(8)
1 (70)
– Headline loss
(8)
(12) (16)
– Fully diluted earnings/(loss) ** ***
(8)
1 (70)
Dividends per share – (cents)
–
–
Interim
–
– –
– Proposed final
–
– –
Currency conversion rates average for the quarter: March 2006: US$1=R6.15 (December 2005: US$1=R6.53)
(March 2005: US$1=R6.00)
* Calculated on weighted average number of shares in issue at quarter end March 2006: 393.4 million
(December 2005: 392.7 million) ( March 2005: 393.2 million).
** Calculated on weighted average number of diluted shares in issue at quarter end March 2006: 400.5 million
(December 2005: 398.5 million) (March 2005: 392.9 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net (loss)/profit
(28)
2 (276)
Adjustments:
– Profit on sale of assets
(2)
(2) (3)
– Loss on sale of ARM Ltd – net of tax
–
– 19
– Loss on disposal of Sangold investment
–
– –
– Profit on disposal of investment in Gold Fields
–
(47) –
– Impairment of fixed assets – net of tax
–
– 197
Headline loss
(30)
(47) (63)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL
RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 March
31 March
2006
2005
(restated)
Ore milled t’000
15 353
19 786
Gold produced oz
1 832 552
2 300 440
Gold price received $/oz
493
423
Cash operating costs $/oz
423
374
$ million
$ million
Revenue
903
973
Cash operating costs (1)
776
860
Cash operating profit
127
113
Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(1)
(119)
(130)
Corporate, administration and other expenditure
(21)
(21)
Provision for rehabilitation costs
(1)
(7)
Operating loss
(14)
(45)
Amortisation and depreciation other than mining properties,
mine development costs and mine plant facilities
(6)
(4)
Employment termination and restructuring costs
13
(53)
Care and maintenance costs
(22)
(18)
Share based compensation
(15)
(8)
Exploration expenditure
(11)
(9)
Profit on sale of investment in Goldfields
48
–
Mark-to-market of listed investments
10
–
Interest paid
(45)
(49)
Interest received
27
14
Other expenses – net
(2)
(5)
(Loss)/gain on financial instruments
(87)
4
Gain on foreign exchange
–
6
Loss on sale of listed investments and subsidiaries
–
(18)
Impairment of fixed assets
–
(252)
Loss before tax
(104)
(437)
Current tax – (expense)/benefit
(1)
5
Deferred tax – benefit (1)
30
77
Net loss
(75)
(355)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:
– Cash operating costs – decrease
71
74
– Amortisation and depreciation of mining properties, mine
development costs and mine plant facilities
(37)
(28)
– Deferred tax – expense
(7)
(9)
– Net effect of change in accounting policy
27
37
The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL
RESULTS
(US$/imperial) (unaudited)
Year to date
Year to date
31 March
31 March
2006
2005
(restated)
Loss per share – cents*
– Basic loss
(19)
(101)
– Headline loss
(33)
(43)
– Fully diluted loss** ***
(19)
(101)
Dividends per share – (cents)
– Interim
–
–
– Proposed final
–
–
Prepared in accordance with International Financial Reporting Standards.
Currency conversion rates average for the 9 months to: March 2006: US$1=R6.39 (March 2005: US$1=R6.14).
* Calculated on weighted average number of shares in issue for 9 months to March 2006: 392.9 million
(March 2005: 352.7 million).
** Calculated on weighted average number of diluted shares in issue for 9 months to March 2006: 398.1 million
(March 2005: 352.7 million).
*** The effect of the share options is anti-dilutive.
Reconciliation of headline loss:
Net loss
(75)
(355)
Adjustments:
– Profit on sale of assets
(6)
(8)
– Profit on Australian listed investments
–
(1)
– Loss on sale of ARM ltd – net of tax
–
18
– Loss on disposal of Sangold investment
– Profit on disposal of investment in Goldfields
(48)
–
– Impairment of fixed assets – net of tax
–
193
Headline loss
(129)
(153)

ABRIDGED BALANCE SHEET AT 31 MARCH 2006
(US$)
At 31 March
At 31 December At 31 March
2006
2005 2005
US$ million
US$ million US$ million
(Unaudited)
(Unaudited) (Unaudited)
(restated)
ASSETS
Non-current assets
Property, plant and equipment
3 679
3 592 3 582
Intangible assets
369
358 365
Investments
367
346 1 051
Investments in associates
327
– –
4 742
4 296 4 998
Current assets
Inventories
96
88 92
Receivables
126
118 99
Income and mining taxes
5
4 3
Cash and cash equivalents
290
460 (38)
517
670 156
Total assets
5 259
4 966 5 154
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
4 179
4 058 4 105
Fair value and other reserves
(129)
(113) (241)
Deferred share-based compensation
(25)
(29) (18)
Accumulated loss
(308)
(270) (69)
3 717
3 646 3 777
Non-current liabilities
Long-term borrowings
414
396 474
Net deferred taxation liabilities
319
335 381
Net deferred financial liabilities
110
79 73
Long-term provisions
153
149 136
996
959 1 064
Current liabilities
Accounts payables
170
141 158
Accrued liabilities
51
49 55
Short-term portion of long-term borrowings
322
170 98
Shareholders for dividends
3
1 2
546
361 313
Total equity and liabilities
5 259
4 966 5 154
Number of ordinary shares in issue
394 369 190
394 161 367
393 231 894
Net asset value per share (US cents)
943
925
961
Balance sheet converted at conversion rate of US$ 1 = R6.15 (December 2005: R6.33) (March 2005: R6.22).
The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, Share-based payments, and the change in the accounting policy relating to the capitalisation of development costs.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED 31 MARCH 2006
(unaudited)
Issued
Fair value
Deferred
share
and other
share-based
Retained
capital
reserves compensation
earnings
Total
R million
R million
R million
R million
R million
Balance at 1 July 2005 25 645 (670) (248) (1 406) 23 321
Issue of share capital 57 – – – 57
Currency translation
adjustment and other
– (121) – – (121)
Adoption of IFRS 2,
share-based payments
– – 92 – 92
Net loss – – – (484) (484)
Dividends paid – – – (5) (5)
Balance at
31 March 2006
25 702 (791) (156) (1 895) 22 860
(restated)
Balance as 1 July 2004
20 945 (1 186) (27) 1 801 21 533
Issue of share capital 4 436 – – – 4 436
Currency translation
adjustment and other
– (315) – – (315)
Adoption of IFRS 2,
share-based payments
131 – (83) – 48
Net earnings – – – (2 135) (2 135)
Dividends paid – – – (96) (96)
Balance at 31 March 2005
25 512 (1 501) (110) (430) 23 471
Issued
Fair value
Deferred
share
and other
share-based
Retained
capital
reserves compensation
earnings
Total
US$ million
US$ million
US$ million
US$ million
US$ million
Balance as 1 July 2005 4 170 (109) (40) (229) 3 792
Issue of share capital 9 – – – 9
Currency translation
adjustment and other
– (20) – – (20)
Adoption of IFRS 2,
share-based payments
– – 15 – 15
Net earnings – – – (78) (78)
Dividends paid – – – (1) (1)
Balance at
31 March 2006
4 179 (129) (25) (308) 3 717
(restated)
Balance as 1 July 2004
3 370 (191) (4) 290 3 465
Issue of share capital 714 – – – 714
Currency translation
adjustment and other
– (50) – – (50)
Adoption of IFRS 2,
share-based payments
21 – (14) – 7
Net earnings

Balances translated at closing rates of: March 2006: US$1 = R6.15 (March 2005: US$1 = R6.22).
– – – (344) (344)
Dividends paid

– – –
(15)
(15)
Balance at 31 March 2005

4 105
(241) (18)
(69) 3 777

SUMMARISED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 31 MARCH 2006
(unaudited)
Nine
Nine
Nine
Nine
months
months
months
months
ended
ended
ended
ended
31 March
31 March
31 March
31 March
2005
2006
2006
2005
US$ million
US$ million
R million
R million
Cash flow from operating activities
(75) (14)   Cash utilised by operations (88) (461)
17 28 Interest and dividends received 176 104
(31) (22)   Interest paid (143) (192)
(8) (1)   Income and mining taxes paid (8) (51)
(97) (9)   Cash utilised by operating activities (63) (600)
Cash flow from investing activities
Net proceeds on disposal of listed
15 365 investments 2 461 92
– (327)   Acquisition of investment in associate (2 012) –
Net additions to property, plant
(161) (182)   and equipment (1 164) (989)
– (3)   Other investing activities (18) 1
(146) (147)   Cash utilised by investing activities (733) (896)
Cash flow from financing activities
13 96 Long-term loans raised 615 81
(6) 9 Ordinary shares issued – net of expenses 55 (36)
(15) – Dividends paid – (95)
Cash generated/(utilised) by
(8) 105 financing activities 670 (50)
(4) 66
Foreign currency translation adjustments
77 (101)
Net (decrease)/increase in cash
(255) 15 and equivalents (49) (1 647)
217 275 Cash and equivalents – 1 July 1 830 1 414
(38) 290 Cash and equivalents – 31 March 1 781 (233)
Operating activities translated at average rates of: March 2006: US$1 = R6.39 (March 2005: US$1 = R6.14).
Closing balance translated at closing rates of: March 2006: US$1 = R6.15 (March 2005: US$1 = R6.22).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2006
(unaudited)
Three
Three
Three              Three
months
months
months
months
ended
ended
ended
ended
31 December
31 March
31 March   31 December
2005
2006
2006
2005
US$ million
US$ million
R million
R million
Cash flow from operating activities
(21) 37 Cash generated/(utilised) by operations 229 (136)
7 12 Interest and dividends received 76 48
(7) (8)   Interest paid (48) (47)
– (1)   Income and mining taxes paid (5) (2)
Cash generated/(utilised) by
(21) 40 operating activities 252 (137)
Cash flow from investing activities
378 – Net proceeds on disposal of listed investments – 2 461
– (327)   Acquisition of investment in associate (2 012) –
(67) (61)   Net additions to property, plant and equipment (378) (436)
– (3)   Other investing activities (21) 3
Cash (utilised)/generated by
311 (391)   investing activities (2 411) 2 028
Cash flow from financing activities
– 148 Long-term loans raised 910 –
7 2 Ordinary shares issued – net of expenses 10 45
7 150 Cash generated by financing activities 920 45
10 31
Foreign currency translation adjustments
106 7
Net (decrease)/increase in cash
307 (170)   and equivalents (1 133) 1 943
153 460 Cash and equivalents – beginning of quarter 2 914 971
460 290 Cash and equivalents – end of quarter 1 781 2 914
Operating activities translated at average rates of: March 2006 quarter: US$1 = R6.15 (December 2005 quarter: US$1 = R6.53).
Closing balance translated at closing rates of: March 2006: US$1 = R6.15 (December 2005: US$1 = R6.33).

RECONCILIATION BETWEEN CASH OPERATING
PROFIT AND CASH GENERATED/ (UTILISED) BY
OPERATIONS – PERIOD ENDED 31 MARCH 2006
Nine
Nine
Quarter
Quarter
months to
months to
ended
ended
31 March
31 March
31 March   31 December
2006
2005
2006
2005
R million
R million
R million
R million
Cash operating profit
814 694 306 389
Other cash items per income statement:
Other income 160 91 75 33
Employment termination, restructuring and
care and maintenance costs
(59) (434) (30) (42)
Corporate, administration and other
expenditure
(134) (125) (6) (72)
Exploration expenditure (71) (57) (21) (32)
Provision for rehabilitation costs (6) (4) (1) (2)
Cash flow statement adjustments:
Cost of currency hedge and
close out of hedges
(201) (146) (63) (77)
Profit on sale of mining assets (41) (52) (13) (12)
Interest and dividends received (176) (104) (76) (48)
Other non-cash items (52) (59) (30) (24)
Effect of changes in operating working
capital items:
Receivables (143) 246 (30) (148)
Inventories (15) (40) (33) (8)
Accounts payable (103) (396) 144 (103)
Accrued liabilities (61) (75) 7 10
Cash (utilised)/generated by operations
(88) (461) 229 (136)

NOTES TO THE RESULTS FOR THE PERIOD ENDED
31 MARCH 2006
1.Basis of accounting
The unaudited results for the quarter have been prepared using accounting policies that comply with
International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and the changes which are described in
Note 2 and 3.
2.New accounting policies adopted
(a) Share-based Payments (IFRS 2)
On 1 July 2005, the Company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested as at 1 January 2005. The Company issues equity-settled instruments to certain qualifying employees under an Employee Share Option
Scheme to purchase shares in the Company’s authorised but unissued ordinary share capital. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders’ equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the
Company’s estimate of the number of shares that are expected to eventually vest. The Company used the binominal option pricing model in determining the fair value of the options granted.
The impact of this adjustment on the net profit/(loss) is an expense of R93 million for the March
2006 year to date (March 2005 year to date: R48 million) (March 2006 quarter: R30 million)
(December 2005 quarter: R33 million) (March 2005 quarter: R19 million).
(b) Determining whether an arrangement contains a lease (IFRIC 4)
On 1 July 2005, the Company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.
3.Change in accounting policy
(a) Capitalisation of mine development costs
Previously mine development costs were capitalised when the reef horizon was intersected.
Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.
The impact of this adjustment on the net profit/(loss) is as follows:
– A decrease in the cash operating costs of R458 million for the March 2006 year to date (March

2005 year to date: R454 million) (March 2006 quarter: R160 million) (December 2005 quarter:
R161 million) (March 2005 quarter: R138 million).
– Additional amortisation charges of R234 million for the March 2006 year to date (March 2005 year to date: R172 million) (March 2006 quarter: R88 million) (December 2005 quarter:
R75 million) (March 2005 quarter: R59 million).
– Taxation effect of the capitalised development costs and additional amortisation charges of
R47 million for March 2006 year to date (March 2005 year to date: R53 million) (March 2006 quarter: R16 million) (December 2005 quarter: R18 million) (March 2005 quarter: R15 million).
4. Investment in associate
On 9 March 2006, the Company announced that it had acquired a 29.2% investment in Western Areas
Limited. The investment will be treated as an investment in an associate. The accounting policies of the associate is in line with the accounting policies of the Company, therefore no significant adjustments are foreseen. The most practicable date of the transaction for accounting purposes is 1 April 2006. The
Company’s portion of the results of the associate from 9 March 2006 to 31 March 2006 will therefore be accounted for in the June 2006 quarter.
5 .Derivative financial instruments
Commodity contracts
The Harmony Group’s outstanding commodity contracts against future production, by type at 31 March
2006 are indicated below. The total net delta of the hedge book at 31 March 2006 was 431,285 oz
(13 414 kg).
Year
30 June
30 June
30 June
30 June
2006
2007
2008
2009
Total
AUSTRALIAN DOLLAR GOLD
Forward contracts Kilograms
2,333 4,572 3,110 3,110 13,126
Ounces 75,000 147,000 100,000 100,000 422,000
AUD per oz 509 515 518 518 515
Call options sold Kilograms – 311 – – 311
Ounces – 10,000 – – 10,000
AUD per oz – 562 – – 562
Total commodity
contracts
Kilograms 2,333 4,883 3,110 3,110 13,437
Ounces 75,000 157,000 100,000 100,000 432,000
Total net gold*
Delta (kg) 2,333 4,881 3,105 3,096 13,414
Delta (oz) 74,995 156,943 99,818 99,529 431,285
* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-
to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 31 March 2006.
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R654 million (negative USD106 million) at
31 March 2006 (at 31 December 2005: negative R486 million or negative USD77 million). The values at
31 March 2006 were based on a gold price of USD588 (AUD821) per ounce, exchange rates of
USD1/R6.15 and AUD1/USD0.72 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.
At 20 April 2006, the marked-to-market value of the hedge book was a negative R745 million (negative
USD91 251 million), based on a gold price of USD644 (AUD865) per ounce, exchange rates of
USD1/R5.96 and AUD1/USD0.74 and prevailing market interest rates and volatilities at that time.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.
Harmony closed out 25,000oz forward contracts during the quarter ending 31 March 2006 at a cost of
R62.6 million (USD 10.2 million). During the quarter ending 31 December 2005, Harmony closed out
10,000oz call option contracts at a cost of R3.3 million (USD 500,000).
Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1, 2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays a floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a positive R25 million (USD4 million) as at 31 March 2006 (at 31 December
2005 positive R11 million or USD 2 million), based on the prevailing interest rates and volatilities at the time.
Z B Swanepoel
N V Qangule
Chief Executive
Financial Director
Virginia
3 May 2006

DEVELOPMENT RESULTS
(metric)
Quarter ended 31 December 2005
Quarter ended 31 March 2006
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
metres
metres
(cm’s)
(g/t)    (cmg/t)
metres
metres
(cm’s)
(g/t)    (cmg/t)
Randfontein
VCR Reef 1,599 1,407 83 21.39 1,767 1,206 1,099 61 29.34 1,797
UE1A 595 674 137 7.43 1,020 691 650 100 11.16 1,121
E8 Reef 57 57 186 2.08 387 238 149 152 5.01 762
Kimberley Reef 640 230 133 5.64 752 432 553 163 5.30 866
South Reef 0 0 0 0.00 0 0 0 0 0 0
All Reefs
2,890
2,368
106
13.47
1,423
2,567
2,451
100
13.42
1,345
Free State
Basal 1,354 1,174 91 11.98 1,091 1,360 929 97 11.98 1,156
Leader 1,040 894 187 6.13 1,148 974 900 167 5.03 839
A Reef 708 668 87 4.87 425 603 530 89 5.56 494
Middle 137 144 250 3.57 892 197 198 241 4.27 1,029
B Reef 515 488 65 23.43 1,523 431 363 80 11.05 884
All Reefs
3,753
3,368
119
8.65
1,028
3,564
2,920
125
7.19
896
Evander
Kimberley Reef
1,772
1,695
59
13.97
818
1,312
1,308
68
21.84
1,492
Elandskraal
VCR Reef
158
248
168
9.29
1,561
421
396
497
4.55
2,261
Orkney
Vaal Reef 140 0 0 0.00 0 0 0 0 0.00 0
VCR 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
140
0
0
0.00
0
0
0
0
0.00
0
Target
Elsburg
448
377
277
5.69
1,576
585
470
331
3.92
1,298
Freegold JV
Basal 1,538 1,388 31 46.32 1,424 1,180 1,053 35 50.32 1,779
Beatrix 242 249 155 8.09 1,251 191 171 126 5.60 703
Leader 45 45 208 4.39 911 17 9 210 4.43 930
B Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
1,825
1,682
54
25.73
1,385
1,388
1,233
49
33.04
1,624

DEVELOPMENT RESULTS
(imperial)
Quarter ended 31 December 2005
Quarter ended 31 March 2006
Channel Channel
Channel Channel
Reef Sampled
width
value
Gold
Reef Sampled
width
value
Gold
feet
feet (inches)
(oz/t)  (in.oz/t)
feet
feet (inches)
(oz/t)   (in.oz/t)
Randfontein
VCR Reef 5,244 4,615 33 0.62 20 3,958 3,606 24 0.86 21
UE1A 1,951 2,211 54 0.22 12 2,266 2,133 40 0.33 13
E8 Reef 187 187 73 0.05 4 781 489 60 0.15 9
Kimberley Reef 2,101 755 52 0.17 9 1,418 1,814 64 0.16 10
South Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
9,483
7,767
42
0.38
16
8,423
8,041
39
0.38
15
Free State
Basal 4,442 3,852 36 0.35 13 4,461 3,048 38 0.35 13
Leader 3,411 2,933 74 0.18 13 3,195 2,953 66 0.15 10
A Reef 2,322 2,192 34 0.14 5 1,978 1,739 35 0.16 6
Middle 448 472 98 0.10 10 645 650 95 0.12 12
B Reef 1,689 1,601 26 0.67 17 1,415 1,191 31 0.33 10
All Reefs
12,313
11,050
47
0.25
12
11,694
9,580
49
0.21
10
Evander
Kimberley Reef
5,814
5,561
23
0.41
9
4,304
4,291
27
0.63
17
Elandskraal
VCR Reef
518
814
66
0.27
18
1,383
1299
196
0.13
26
Orkney
Vaal Reef 459 0 0 0.00 0 0 0 0 0.00 0
VCR 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
459
0
0
0.00
0
0
0
0
0.00
0
Target
Elsburg
1469
1237
109
0.17
18
1920
1542
130
0.11
15
Freegold JV
Basal 5,046 4,554 12 1.36 16 3,870 3,455 14 1.46 20
Beatrix 794 817 61 0.24 14 625 561 49 0.16 8
Leader 148 148 82 0.13 10 57 30 83 0.13 11
B Reef 0 0 0 0.00 0 0 0 0 0.00 0
All Reefs
5,988
5,518
21
0.76
16
4,552
4,045
19
0.98
19

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone:
+27 11 684 0140
Fax: +27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*
†
, V N Fakude*
Dr D S Lushaba*, M Motloba*,
N V Qangule, C M L Savage*
F Mothobi
(*non-executive) (
†
Mozambique)
Investor Relations
Philip Kotze
Executive: Investor Relations
Telephone:
+27 11 684 0147
Fax: +27 11 684 0188
Cell: +27 (0) 83 453 0544
E-mail: philip.kotze@harmony.co.za
Vusi Magadana
Investor Relations Officer
Telephone:
+27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za
Marian van der Walt
Company Secretary
Telephone:
+27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone:
+27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone:
+44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone:
+1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
NASDAQ HMY
Issuer Code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN:
ZAE000015228

N O T E S

N O T E S

N O T E S
PRINTED BY INCE (PTY) LTD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 10 May, 2006
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule
Title: Chief Financial Officer